Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,
	2011	2010
	(000’s)	(000’s)
Earnings:
Loss from continuing operations attributable to MDC Partners Inc.	$(7,360)	$(14,583)
Additions:
Income tax expense	946	801
Noncontrolling interest in income of consolidated subsidiaries	4,132	3,056
Fixed charges, as shown below	24,494	18,155
Distributions received from equity-method investees	3,967	7
	33,539	22,019
Subtractions:
Equity in income (loss) of investees	334	(143)
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	334	(143)

Earnings as adjusted	$25,845	$7,579
Fixed charges:
Interest on indebtedness, expensed or capitalized	19,072	14,591
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,158	862
Interest within rent expense	4,264	2,702
Total fixed charges	$24,494	$18,155
Ratio of earnings to fixed charges	1.06	N/A
Fixed charge deficiency	$ N/A	$10,576